

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via Email
David M Ellis
President, Chief Executive Officer, Chairman of the Board of Directors
ScanSys, Inc.
207 Crystal Grove Blvd. Suite 102
Lutz, FL 33548

> **Re:** **ScanSys, Inc. (formerly known as Apex 7 Inc.)**
> **Amendment No. 1 to Form 8-K**
> **Filed August 01, 2013**
> **Form 10-Q for the quarterly period ended June 30, 2013**
> **Filed August 01, 2013**
> **File No. 000-54874**

Dear Mr. Ellis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 5.06 – Change in Shell Company Status, page 26

1.   Please disclose the date you believe you exited shell company status. We note your statement that you did not earn minimal revenues until the quarterly period ended June 30, 2013.

Item 10 – Recent Sales of Unregistered Securities, page 28

2.   We note you have placed the definition of accredited investor on page 29. Please disclose how Messrs. Ellis and Kristowski qualify.

Exhibits

3.   We note you have filed the agreement with the Juvenile Welfare Board. Please advise whether you have filed the entire agreement without any redactions or omissions. It appears you have redacted Exhibit 2 that includes the fees. If you have made any redactions or omissions then you must file a confidential treatment request and follow the procedures under Staff Legal Bulletin No. 1: http://www.sec.gov/interps/legal/slbcf1r.htm.

Form 10-Q for the quarterly period ended June 30, 2013

Report of Independent Registered Public Accounting Firm, page 6

4.   Please revise the title so that it clearly indicates that it is the accountant's review report. An appropriate title may be "Independent Accountant's Review Report."

5.   Please ask your independent accounting firm to address the following items to comply with the PCAOB requirements for an accountant's review report in AR Section 90:

- Please state that the statements of operations and cash flows for the period December 12, 2012 (inception) through June 30, 2013 have been reviewed.

- Please revise to state that a review includes primarily applying analytical procedures to management's financial data and making inquiries of company management; and state that a review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole, and that, accordingly, the accountant does not express such an opinion.

- Please revise to include a paragraph that describes management's responsibility for the financial statements and for internal control over financial reporting, specifically stating that management is responsible for the preparation and the fair presentation of the financial statements in accordance with US GAAP and designing, implementing, and maintaining internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement.

- The accountant's report should include a paragraph that states the accountant's responsibility is to conduct the review in accordance with SSARSs issued by the AICPA. The paragraph should state that those standards require the accountant to perform the procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements and the accountant believes that the results of his or her procedures provide a reasonable basis for his or her report.

<u>Financial Statements</u>

6.   Each page of the reviewed financial statements should include a reference to the accountant's review report, such as "See Independent Accountant's Review Report."

7.   Please tell us why you believe the $1000 that was forgiven was debt. We note the disclosure in Note 4. of your unaudited financial statements for March 31, 2013 that this was a related party transaction with no specific term and no interest on the loan. Tell us how you applied the guidance in ASC 470-50-40-2 in evaluating whether the forgiveness of debt should be accounted for as a capital transaction, instead of recording a gain.

You may contact Sharon Virga, Staff Accountant, at 202-551-3363 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Paul Fischer, Attorney Advisor, at 202-551-3415 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: <u>Via Email</u>
        Anthony Paesano, Esq.
        PAESANO AKKASHIAN, PC